55 Claverick St., Room 325

Providence, Rhode Island 02903

June 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joe McCann and Arzhang Navai

Re:	Ocean Biomedical, Inc. Registration Statement on Form S-1 File No. 333-271392

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated so that the same will become effective at 4:30 p.m. Eastern Time on June 22, 2023, or as soon thereafter as practicable.

Very truly yours,

OCEAN BIOMEDICAL, INC.

By:	/s/ Elizabeth Ng
Name:	Elizabeth Ng
Title:	Chief Executive Officer

cc:	Kate Bechen, Esq.
Thomas S. Vaughn, Esq.
Joseph R. DeHondt, Esq.